FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: C21 Investments Inc.                    (the “Issuer”).

Trading Symbol: CXXI

Date:October 16, 2018

1.             New Options Granted:

Date of Grant: October 16, 2018

Name of Optionee	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Bertho Holdings Ltd. (Bill Boswell)	Consultant	No	75,000	$1.33	Oct.15/ 20	Nil

Total Number of optioned shares proposed for acceptance: 75,000 ..

2.        Other Presently Outstanding Options:

Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date
Robert Cheney	125,000 210,000	$0.65 $2.80	Oct.16/17 June 26/18	Oct.15/20 June 25/21
Christopher Cherry	40,000 100,000	$0.65 $2.80	Oct.16/17 June 28/18	Oct.15/20 June 27/1
Len Werden	100,000 210,000	$0.65 $2.80	Oct.16/17 June 26/18	Oct.15/20 June 25/21
Joe DeVries	50,000 85,000	$0.65 $2.80	Oct.16/17 June 26/18	Oct.15/20 June 25/21

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT
OR AMENDMENT

January 2015

Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date
Keturah Nathe	50,000 210,000	$0.65 $2.80	Oct.16/17 June 26/18	Oct.15/20 June 25/21
Susan Telford	15,000 25,000	$0.65 $2.80	Oct.16/17 June 26/18	Oct.15/20 June 25/21
Richard Barnett	15,000	$0.65	Oct.16/17	Oct.15/20
Teresa Cherry	10,000	$0.65	Oct.16/17	Oct.15/20
D. Bruce Macdonald	210,000	$2.80	June 26/18	June 25/21
Michael Kidd	125,000	$2.80	June 26/18	June 25/21
Tiana Cheney	10,000	$2.80	June 26/18	June 25/21
Dave Sangster	25,000	$2.80	June 26/18	June 25/21
Clint W. Harris	100,000	$2.80	June 26/18	June 25/21
Mark A. Berweger	40,000	$2.80	June 26/18	June 25/21
Robert M. Shepard	20,000	$2.80	June 26/18	June 25/21
Miguel A. Aldona	20,000	$2.80	June 26/18	June 25/21
Skyler Pinnick	100,000	$2.80	June 26/18	June 25/21
Russell Rotondi	100,000	$2.80	June 26/18	June 25/21
Alleh Lindquist	100,000	$2.80	June 26/18	June 25/21
Michael Thale	100,000	$2.80	June 26/18	June 25/21
Eric Shoemaker	50,000	$2.80	June 26/18	June 25/21
Ronald Cheng	100,000	$2.80	June 26/18	June 25/21
Tony Shum	100,000	$2.80	June 26/18	June 25/21

(1) Set out number of optioned shares for each grant with different terms.

3.             Additional Information

(a)

If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held. N/A

(b)	State the date of the news release announcing the grant of options.

Oct.16 2018

(c)	State the total issued and outstanding share capital at the date of grant or amendment. 45,064,446 common shares

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT
OR AMENDMENT

January 2015

(d)

State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options.

A total of 2,520,000 options are outstanding, representing 5.6% of the current issued share capital.

(e)	If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan.

The Options were issued under a 10% Rolling Stock Option Plan, leaving a balance of 1,986,445 options available to grant at the present time.

(f)	If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors.

On July 19, 2018 the Company closed a private placement by the issuance of 2,082,000 Units at $2.80 per Unit, each Unit comprised of one common share and one-half share purchase warrant, each whole warrant being exercisable on or before July 18, 2019 into one common share @ $5.00 per share.

(g)	Describe the particulars of any proposed material changes in the affairs of the Issuer.

Ongoing discussions regarding potential acquisitions in the cannabis sector. There is no certainty that these acquisitions will conclude successfully at this time.

4.             Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT
OR AMENDMENT

January 2015

4.	All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

Dated October 16, 2018.

SIGNED: “Michael Kidd”
Michael Kidd, CFO/Secretary

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT
OR AMENDMENT

January 2015